MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the unaudited consolidated interim financial statements of the Company for the three and six months ended June 30, 2005, including the related notes therein, the audited consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) for the year ended December 31, 2004, and the Management’s Discussion and Analysis of Financial Operations section of the Company’s 2004 Annual Report. The Company’s unaudited consolidated interim financial statements have been prepared in accordance with GAAP.

This discussion includes forward-looking statements made by management that involve uncertainties and risks, including those discussed herein and as described in the “Risk Factors” section of our Annual Information Form. Such forward-looking statements should be given careful consideration and undue reliance should not be placed on these statements. Our actual results may differ materially from those contained in any forward-looking statements. Additional information relating to the Company, including its 2004 Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. All amounts are expressed in Canadian dollars unless otherwise indicated.

This management discussion and analysis of financial condition and results of operations has been prepared as at August 30, 2005.

OVERVIEW

Response Biomedical Corp. (“Response Biomedical” or “the Company”) develops, manufactures and sells diagnostic tests for use with its proprietary RAMP® System, a fluorescent immunoassay-based on-site diagnostic testing platform. The RAMP technology utilizes a unique method to account for sources of error inherent in conventional lateral flow immunoassay technologies, thereby providing the ability to quickly and accurately detect and quantify an analyte present in a liquid sample. Consequently, an end user on-site or in a point-of-care setting can rapidly obtain important diagnostic information. Response currently has nine RAMP tests available for environmental and clinical testing applications and the Company has plans to commercialize additional tests.

Biodefense revenue for the three and six months ended June 30, 2005 increased 361% and 90% respectively to $454,765 and $1,075,708 compared to $98,718 and $566,193 in 2004.

Clinical revenue for the three and six months ended June 30, 2005 increased 27% and 20% respectively to $152,372 and $208,583 compared to $119,714 and $173,982 in 2004.

Environmental infectious diseases (West Nile Virus) revenue for the three and six months ended June 30, 2005 decreased 10% and 6% respectively to $252,938 and $365,307 compared to $281,098 and $387,283 in 2004.

Contract service fees for the three and six months ended June 30, 2005 decreased 72% and 82% respectively to $69,844 and $77,138 compared to $253,969 and $435,177 in 2004. Revenue from contract services can vary significantly from quarter-to-quarter because it is dependent upon the achievement of milestones that vary from agreement to agreement. The decrease in revenue in 2005 was primarily due to the timing of milestones required to recognize service revenues. Milestone payments from contract services to Shionogi & Co., Ltd. and General Dynamics Canada Ltd. were received for the quarter but not recognized. Recognition of revenue in some cases is dependent upon completion of the entire term of an agreement.

As at June 30, 2005, the Company had working capital of $161,327 (December 31, 2004 – $3,121,194), bank indebtedness of $643,064 (December 31, 2004 – $nil) and a cash balance of $284,587 (December 31, 2004 – $2,716,902). Based on a quarter-end Canadian dollar to U.S. dollar exchange rate of 1.2256, US$475,307 of the US$1,000,000 line of credit was available at June 30, 2005. The line of credit must be fully repaid by December 15, 2005.

Operational milestones included:

  In May 2005, the Company received both the 2005 Excellence in Technology of the Year Award and 2005 Product Innovation of the Year Award for its RAMP System from Frost & Sullivan, a global growth consulting company.

  In the second quarter, the Company achieved various collaborative research and development milestones for 3M Co., Shionogi & Co. Ltd. and General Dynamics Canada Ltd.

  On June 21, 2005, two new Directors, Mr. David Turner and Mr. Ross MacLachlan, were elected to join the Company’s Board of Directors at the Company’s Annual General Meeting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
For the three and six months ended June 30, 2005 and 2004.

Revenues and Cost of Sales

Revenues from product sales for the three and six months ended June 30, 2005 were $860,075 and $1,649,598 compared to $499,530 and $1,127,458 in 2004, an increase of 72% and 46% respectively. Biodefense product sales for the three and six months ended June 30, 2004 increased 361% and 90% respectively to $454,766 and $1,075,709 compared to $98,718 and $566,193 in 2004. The increase in biodefense product sales was primarily due to an increase in revenues from a growing customer base and growing acceptance of the Company’s products. Clinical cardiac product sales for the three and six months ended June 30, 2005 increased 27% and 20% respectively to $152,372 and $208,583 compared to $119,714 and $173,982 in 2004. Clinical product sales did not increase significantly due to timing of shipments to the Company’s Chinese distributor and the early stage of U.S. direct sales efforts. Sales of the Company’s West Nile Virus products for the three and six months ended June 30, 2005 decreased 10% and 6% respectively to $252,938 and $365,307 compared to $281,098 and $387,283 in 2004 due to weather patterns that were less conducive to the spread of the disease.

Revenues from contract service fees and collaborative research agreements for the three and six month ended June 30, 2005 were $69,844 and $77,138 compared to $253,969 and $435,177 in 2004, a decrease of 72% and 82% respectively. This decrease was primarily due to the timing of milestones required to recognize service revenues from the Company’s collaborations with 3M Co., General Dynamics Canada Ltd. and Shionogi & Co. Ltd. Additional milestones were achieved and milestone payments received in the second quarter of 2005 however, the majority of revenues will not be recognized until completion of the agreements.

Cost of sales for the three and six months ended June 30, 2005 was $451,913 and $827,244 compared to $460,053 and $792,322 in 2004, a decrease of 2% and an increase of 4% respectively. Cost of sales includes direct manufacturing labor and materials costs, and allocated overhead.

Gross margin for the three and six months ended June 30, 2005 was 51% and 52% compared to 39% and 49% in 2004. In addition, the Company continues to benefit from efficiencies from increased production and process improvements. Going forward, the Company expects gross margin to benefit from improved economies of scale and further process improvements as the Company scales up and automates its manufacturing operations.

Expenses

Research and development expenditures for the three and six months ended June 30, 2005 increased to $736,037 and $1,396,136 from $445,831 and $814,917, an increase of 65% and 71% respectively. The increase in the second quarter of 2005 reflects increased product validation, product enhancement and testing costs ($164,000), RAMP software upgrades ($50,242), personnel growth ($42,289), and travel expenses ($15,796).

Marketing and business development expenses for the three and six months ended June 30, 2005 increased to $819,759 and $1,517,972 compared to $338,789 and $565,782 in 2004, an increase of 142% and 168% respectively. The increase in the second quarter of 2005 was due to higher payroll and benefit costs, related primarily to the addition of sales and marketing staff ($220,052), the implementation of a revenue based commission plan ($21,000), recruitment and training costs related to building a sales and marketing department for the clinical market ($25,757) and an increase in attendance at conferences to promote the Company’s products ($178,509).

General and administrative expenses for the three and six months ended June 30, 2005 increased to $561,153 and $961,916 compared to $352,726 and $685,972 in 2004, an increase of 60% and 40% respectively. This increase is partially the result of payroll and benefit costs related to the hiring of a full-time Chief Financial Officer for the 2005 period. Additional factors included the allocation of the Chief Operating Officer’s compensation to G&A as a corporate expense ($67,463), the company’s annual general meeting and Form S-8 registration with the U.S. Securities and Exchange Commission ($51,655), strategic finance consulting services ($61,477), travel expenses ($15,609) and tax return and audit expenses ($21,184).

Other Income/Expenses

For the three and six months ended June 30, 2005 the Company recorded non-cash stock-based compensation of $227,899 and $456,332 compared to $220,000 and $441,875 in 2004. This expense represents the fair value of stock

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

options granted using the Black-Scholes option-pricing model. The higher charge is primarily related to an increase in the number of options granted for the quarter (2005 – $444,350, 2004 – $109,050).

For the three and six months ended June 30, 2005, loan guarantee fees interest and expense were $19,178 and $37,252 compared to $45,520 and $171,349 for the same period in 2004. Loan guarantee fees for the three months ended June 30, 2005 were $17,970 (2004 - $32,592). For the six months ended June 30, 2005, the Company recorded $35,940 (2004 - $138,016) in loan guarantee fees. These costs relate to the amortization of the fair market value of bonus warrants issued to lenders as part of a loan facility agreement. For the three and six months ended June 30, 2005, the Company incurred, $1,208 and $1,312 (2004 - $12,928; $33,333) in interest expense on the use of the line of credit facility and other miscellaneous interest charges.

During the three and six months ended June 30, 2005, the Company earned interest income of $3,113 and $11,415 (2004 - $nil; $2) relating to funds on deposit.

Loss

For the three and six months ended June 30, 2005, the Company reported a loss of $1,883,294 and 3,460,303 (($0.03) per share; ($0.05) per share) compared to a loss of $1,109,420 and $1,859,924 (($0.02) per share; (0.03) per share) in 2004. The increase in losses is primarily due to increased sales and marketing expenses incurred to build the Company’s customer base and sales funnel, increased research and development expenditure for new projects, increased spending on investor relations and strategic consulting services to increase awareness of the Company and increased legal and accounting costs relating to its Form S-8 option plan registration with the SEC.

SUMMARY OF QUARTERLY RESULTS

The table below sets forth selected data derived from the Company’s unaudited consolidated interim financial statements prepared in accordance with Canadian generally accepted accounting principles for the eight previous quarters ended June 30, 2005.

	2005	2005	2004	2004	2004	2004	2003	2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total Revenue	929,919	796,817	456,493	657,753	753,499	809,136	377,443	255,825
Loss	(1,883,294)	(1,577,008)	(1,965,811)	(1,113,240)	(1,109,420)	(750,504)	(1,072,434)	(1,172,724)
Loss per Share –
Basic and Diluted	($0.03)	($0.02)	($0.03)	($0.02)	($0.02)	($0.01)	($0.02)	($0.02)
Total Assets	2,733,627	3,297,073	4,544,784	2,212,921	1,690,666	1,541,212	1,181,334	1,070,806

Quarter to quarter variability and the general up-trend in revenues is driven primarily by three factors:

1.

Generally increasing market acceptance of the Company’s products with 2004 being the second full year of sales for West Nile Virus products, the second full year for biodefense products and the initial launch of clinical products occurring internationally in mid 2004 and in the U.S. in January 2005;

2.

Seasonality related to the demand for RAMP West Nile Virus Tests where the majority of the year’s sales occur in the second and third quarters with commercial sales of West Nile Virus products initiated in November 2003; and

3.	The timing of achievement of services contract milestones and corresponding revenue recognition.

The increase in total assets in the fourth quarter of 2004 relates to the closing of a private placement financing in December 2004.

The trend in rising losses is primarily the result of increasing sales and marketing expenditures, primarily to develop the clinical sales funnel and a general increase in infrastructure across all functions to support anticipated sales and partnering requirements.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations primarily through equity and debt financings. As of June 30, 2005 the Company has raised approximately $34.8 million from the sale and issuance of equity securities, net of share issue costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company’s working capital position as of June 30, 2005 was $161,327, a decrease of $2,959,867 from $3,121,194 on December 31, 2004 of. For the three and six months ended June 30, 2005, the Company relied on cash on hand, its line of credit facility and profit margin from sales of products and research and development services to fund its expenditures.

For the three and six months ended June 30, 2005, the Company incurred a loss of $1,883,294 and $3,460,303 versus a loss of $1,109,420 and $1,859,924 in 2004. Until the Company receives additional revenue from product sales, it will continue to fund its operations from a combination of the issuance of equity securities, contract service fees, revenues from collaborative research arrangements, use of its remaining US$1 million line of credit, and possibly additional debt financing.

As at June 30, 2005, the Company had 6,335,917 warrants outstanding at exercise prices between $0.80 and $1.50 per share, which if fully exercised, would result in the receipt of approximately $7.5 million. The Company also had 7,840,750 stock options outstanding of which 6,185,213 were exercisable at prices between $0.27 and $1.27 per share and which, if fully exercised, would result in the receipt of approximately $3.5 million.

RISKS AND UNCERTAINTIES

Although Response Biomedical believes that there is a significant market opportunity for its diagnostic products, the markets for rapid on-site and point-of-care diagnostic tests are fragmented and still in their early stages of growth. Accordingly, there are a variety of risks that the Company will face in order to be successful. Significant efforts are being made by companies with greater resources than Response Biomedical to develop competing technologies and products. The success of Response Biomedical will depend upon the ability of the Company to demonstrate that the performance of its products exceeds that of competing tests. Additionally, where relevant, the Company may be required to show that the results of its products are similar to more expensive laboratory-based products. For clinical testing applications, the Company requires a number of regulatory approvals to market its products, the most important being approval by the United States Food and Drug Administration. Although uncertain at this time, regulatory approvals could be required at some point in the future for the Company’s environmental testing products. The market for the Company’s products will also be influenced by competing technologies and the success of the Company’s business will be highly dependent on the degree of protection provided by its intellectual property. The Company must also obtain funding for the development and commercialization of its products on reasonable terms and must compete for capital with firms within the medical diagnostics industry as well as with firms in other sectors. The recruitment and retention of personnel skilled in product development and manufacturing is critical for the Company to achieve its objectives. The Company attempts to reduce business and product development risk through a number of different strategies. For example, the Company seeks to establish relationships with strategic partners to assist in the development, funding and marketing of some of its products. This allows Response Biomedical to focus on using its own resources to develop additional product candidates and exploit new applications for its technology, further enhancing the number of product opportunities available to the Company. Response Biomedical will also continue to review and wherever practical, expand upon its intellectual property portfolio to safeguard what the Company believes to be its technological competitive advantages.

The Company has had an ongoing need to raise additional funds to continue conducting its research and development programs and clinical trials, purchase capital equipment and commercialize its products. There can be no assurance that such funds will be available on favorable terms, or at all. If adequate funding is not available, the Company may be required to delay, reduce or eliminate one or more of its research or development programs or obtain funds through arrangements with corporate partners or others that may require the Company to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than the Company would otherwise seek. Insufficient funding may also require the Company to relinquish rights to certain of its technologies that the Company would otherwise develop itself.

Foreign Exchange and Inflation

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk as substantially all its revenues are denominated in U.S. dollars. The Company mitigates foreign exchange risk as it maintains U.S. dollar bank accounts that are used to pay for expenses in U.S. dollars.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities and the Company’s loans having fixed and variable interest rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MATERIAL COMMITMENTS AND CONTRACTUAL OBLIGATIONS

As at June 30, 2005, the Company had the following commitments and contractual obligations.

Commitments and Obligations	Total	< 1 Year	1 – 3 Years	4 – 5 Years	> 5 Years
UBC License Fee	$84,000	$10,050	$31,500	$21,000	$21,000

OFF BALANCE SHEET ARRANGEMENTS

The Company does not have any material off balance sheet arrangements requiring disclosure.

OUTSTANDING SHARE CAPITAL

As at June 30, 2005 there were 67,619,472 common shares issued and outstanding, 7,840,750 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of $0.60 per share, 3,859,250 common shares reserved for future grant or issuance under the Company’s stock option plan and 6,335,917 common shares issuable upon the exercise of outstanding warrants at a weighted average exercise price of $1.19 per share.

TRANSACTIONS WITH RELATED PARTIES

On February 4, 2004, a person who had been working as a consultant to the Company joined the board of directors. At that time, there was an existing consulting services agreement in place between the parties, pursuant to which the Company was required to pay a company controlled by the consultant (now director) a monthly fee of US$5,000. The term of the agreement expired June 30, 2005. During the three and six month periods ending June 30, 2005, the Company paid $18,617 and $37,001 respectively for strategic consulting services as compared to $13,721 and $40,001 for the same periods in 2004. The director did not stand for re-election at the Company’s annual general meeting on June 21, 2005, however continued to provide consulting services. The Company entered into a new consulting services agreement with the consultant commencing June 21, 2005 and expiring June 20, 2006, pursuant to which the Company agreed to pay the consultant a retainer fee of US$2,500 per month for the period June 21, 2005 to December 20, 2005.

On June 21, 2005 a person who had been working as a consultant to the Company joined the board of directors. The Company and the consultant (now director) agreed to terminate an existing consulting services agreement and enter into a new agreement whereby the Company is paying a company wholly owned and controlled by this director a maximum of $4,500 per month, which can only be exceeded with authorization by the Company. The agreement has a minimum term of six months, after which it automatically renews on a monthly basis and may be terminated by either party with thirty (30) days written notice.

The Company has no other standard arrangement pursuant to which directors are paid a fee by the Company for their services except for the granting from time to time of incentive stock options in their capacity as directors of the Company.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company’s significant accounting policies are disclosed in Note 2 to the audited consolidated financial statements as at December 31, 2004. The Company believes that the significant accounting policies disclosed in its year-end financials are critical in fully understanding and evaluating its reported interim and annual financial results. Additional information relating to the Company, including its fiscal 2004 audited consolidated financial statements, is available by accessing the SEDAR website at www.sedar.com

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments, for awards granted under its stock option plan to executive officers, directors and employees, effective January 1, 2003. The Company had adopted the recommendations, as required, for awards granted under its stock option plan to non-employees. This standard and the amendments require that all stock-based awards be measured and recognized using a fair value based method. The fair value of stock options is estimated at the date of grant using the Black-Scholes option-pricing model and is amortized over the vesting terms of the stock options.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company was permitted to and elected to prospectively apply the fair value based method of accounting for stock based stock options granted to employees, officers and directors effective January 1, 2003. Previously, no compensation expense was recorded for stock-based compensation awards to employees, officers and directors. The adoption of the new recommendations resulted in an additional benefit expense of $82,000 in 2003 when the effect of the fair value method on employee options was disclosed but not required to be recorded in financial statements.

FINANCIAL INSTRUMENTS

Certain of the Company’s financial instruments, including cash equivalents, accounts and amounts receivable, accounts payable, demand loans payable and loans payable to shareholders and directors, the carrying amounts approximate fair values due to their short term nature.

The Company performs ongoing credit checks on its customers and requires orders to be prepaid by certain customers. As at June 30, 2005, five (December 31, 2004 - five) customers represent 62% (2004 - 72%) of the trade receivables balance.

Financial risk is the risk to the Company’s results of operations that arise from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. The Company is subject to foreign exchange risk given that approximately 95% of total revenues for the quarter ended June 30, 2005 were received in U.S. dollars. The Company minimizes this risk by maintaining a U.S. dollar account for all U.S. sales revenues and expenditures, thereby minimizing currency exchange.

Interest rate risk arises due to the Company’s cash and cash equivalents being invested in variable rate securities.